EX-99.B-77C

SUB-ITEM 77C: Submission of matters to a vote of security holders.

IVY HIGH INCOME OPPORTUNITIES FUND

SHAREHOLDER MEETING RESULTS

On August 10, 2016, the Annual Meeting of Shareholders (Meeting) for Ivy High Income Opportunities Fund (the Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To elect the Class III Trustee, Jarold W. Boettcher, to hold office until the Fund’s 2019 Annual Meeting of Shareholders or until his successor is elected and duly qualified.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL

Ivy High Income Opportunities Fund	13,877,363.400	924,868.000	0	14,802,231.400

The Class II Trustees now in office are: Henry J. Herrmann, Michael G. Smith and Edward M. Tighe. It is currently anticipated that the Class II Trustees will next stand for election at the Fund’s 2018 annual meeting of shareholders.

The Class I Trustees now in office are: James D. Gressett, Joseph Harroz, Jr. and Glendon E. Johnson, Jr. It is currently anticipated that the Class I Trustees will next stand for election at the Fund’s 2017 annual meeting of shareholders.